BLUE WOLF MONGOLIA HOLDINGS CORP.

Suite 409, Central Tower

2 Sukhbaatar Square, Sukhbaatar District 8

Ulaanbaatar 14200, Mongolia

July 12, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Blue Wolf Mongolia Holdings Corp.

Registration Statement on Form F-4 (File No. 333-188819)

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Blue Wolf Mongolia Holdings Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-4 (File No. 333-188819), together with all exhibits and amendments thereto (the “Registration Statement”), which was originally filed with the Commission on May 24, 2013.  The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement.

The Company filed the Registration Statement to register the issuance of shares in connection with its business combination with Li3 Energy, Inc. (the “Transaction”). The Company’s charter required that the Company conduct a tender offer (the “Offer”) in connection with the Transaction. On July 12, 2013, Blue Wolf terminated the Offer because certain conditions to the Offer were not satisfied and determined that it will not consummate the Transaction. In light of the foregoing, registration of the securities covered by the Registration Statement is unnecessary at this time.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please address any questions you may have to our counsel, Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Thank you for your assistance with this matter.

Sincerely,

BLUE WOLF MONGOLIA HOLDINGS CORP.

By:	/s/ Lee Kraus
Lee Kraus
Chief Executive Officer